SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                                   DATUM INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
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                         (Title of Class of Securities)

                                    23820810
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                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                         Cadwalader, Wickersham & Taft
                                100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-6000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 20, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Frequency Electronics, Inc.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)[ ] (b)[X]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
         WC

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)[ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
          DELAWARE
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                        7       SOLE VOTING POWER
                                 288,550
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  -0-
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    288,550

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 -0-

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           288,550

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)[ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.9%

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14        TYPE OF REPORTING PERSON (See Instructions)
           CO

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

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed by Frequency Electronics, Inc. ("Frequency" or the "Reporting Person") on November 22, 1999, as amended by Amendment No. 1 thereto ("Amendment No. 1") filed on December 16, 1999. The information in Item 5 is hereby amended and supplemented as follows:

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

            (a) According to Datum's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as of November 10, 1999, Datum had issued and outstanding 5,839,940 shares of Common Stock.

            (b) Frequency is the beneficial owner of 288,550 shares of Common Stock or 4.9% of the outstanding Common Stock. Frequency has the sole power to vote, or to direct the vote of, all of such shares.

            (c) Since the filing of Amendment No. 1 on December 16, 1999, Frequency has sold shares of Datum Common Stock in open market transactions. The trade date, number of shares sold, price per share, and total price received by Frequency are as follows:

      DATE        PURCHASE/SALE    NO. OF SHARES PRICE PER SHARE     TOTAL PRICE

    12/20/99          Sale                 8,000        $8.2875     $66,300.000

            (d) Frequency is not aware of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed in Item 5 hereof.

            (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the common stock of Datum on December 20, 1999.


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



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 1999.


                                FREQUENCY ELECTRONICS, INC.


                                By: /s/ Alan L. Miller
                                    --------------------------------------------
                                    Name:  Alan L. Miller
                                    Title: Treasurer and Chief Financial Officer



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